Provident Energy Trust Closes on $186 Million Financing Proceeds Used to Acquire BreitBurn Energy NEWS RELEASE NUMBER 22-04 July 6, 2004

All values are in Canadian dollars.

CALGARY, JULY 6, 2004 – Provident Energy Trust (Provident) (TSX-PVE.UN; AMEX-PVX) announced today it has closed on the previously announced bought deal financing for gross proceeds of $186.2 million (net $177.4 million). The financing includes 13.1 million trust units at a price of $10.40 per trust unit and $50 million of eight-percent convertible unsecured subordinated debentures that mature on July 31, 2009. The debentures are convertible into trust units at a price of $12.00. As part of the financing, underwriters exercised their option to purchase an additional one million trust units at the same offering price.

The bought deal was co-led by BMO Nesbitt Burns, National Bank Financial and TD Securities and sold to a syndicate of underwriters also including RBC Dominion Securities Inc., Canaccord Capital Corporation, HSBC Securities (Canada) Inc. and Desjardins Securities Inc. The trust units and convertible debentures were offered only in Canada.

The net proceeds of the issue will payout the short-term bridge facility that initially funded the June 16 closing of Provident’s acquisition of 92 percent of the outstanding shares of BreitBurn Energy L.P. (BreitBurn), a privately held exploitation and production company based in Los Angeles, California. BreitBurn co-founders and co-chief executive officers, Randy Breitenbach and Hal Washburn, purchased eight percent of BreitBurn for $13.7 million. Breitenbach and Washburn continue to lead BreitBurn’s operations, which include approximately 4,200 boed of primarily light, sweet crude oil production in the second half of 2004 and Proved Plus Probable reserves of approximately 39.4 million boe located in the Los Angeles Basin.

BreitBurn provides Provident with an exceptional platform for growth in the U.S. with its high quality asset base and experienced, highly technical U.S.-based management team. The BreitBurn acquisition increases Provident's forecast production for the second half of 2004 to approximately 37,000 boed, which remains balanced at 42 percent natural gas, 37 light/medium oil and NGLs, and  21 percent heavy oil. The BreitBurn transaction also increases Provident's total Proved Plus Probable reserves to over 120 million boe and extends Provident’s Proved Plus Probable reserve life index from 6.4 to 8.3 years.

Provident Energy Trust is a Calgary-based, open-ended energy trust that owns and manages oil and gas production businesses and a midstream services business.  Provident’s energy portfolio is located in some of the more stable and predictable producing regions in western Canada and southern California. Provident provides monthly cash distributions to its unitholders and trades on the Toronto Stock Exchange and the American Stock Exchange under the symbols PVE.UN and PVX, respectively.

# # #

Investor and Media Contact: Jennifer Pierce Senior Manager Investor Relations and Communications Phone (403) 231-6736 Email: info@providentenergy.com	Corporate Head Office: 700, 112 – 4th Avenue S.W. Calgary, Alberta T2P 0H3 Phone: (403) 296-2233 Toll Free: 1-800-587-6299 Fax: (403) 261-6696 www.providentenergy.com